SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 Report on Form 6-K for the Month of April 2003
                              Dated April 23, 2003

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

            Form 20-F |X|       Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

            Yes |_|             No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


                                                                            1/11

Annex 1 Banco Comercial Portugues, S.A. (the "Bank") has published and released in Portugal the attached release containing its unaudited comparative consolidated results for the quarter ended March 31, 2002. The Bank has reported consolidated net income of Euro 95.6 million for the first quarter 2003.

                      Presentation of Financial Information

            The unaudited consolidated financial information hereafter presented in the attached release is derived from the consolidated financial statements of the Bank and its consolidated subsidiaries for the interim periods ended March 31, 2003 and 2002. The data presented has been prepared in accordance with generally accepted principles of Portugal ("Portuguese GAAP"). Portuguese GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. See Note 37 to the Bank's audited consolidated financial statements for the fiscal year ended December 31, 2001 contained in the Bank's Annual Report on Form 20-F as filed with the Securities and Exchange Commission.

                           Forward-Looking Statements

            Certain statements contained in the attached release such as "will", "will enable", or "anticipate" and similar expressions are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause the actual financial performance of the Bank and its consolidated subsidiaries for subsequent periods to differ materially from those presently expressed or projected. These include unexpected changes in general economic conditions and specific conditions in the markets addressed by the Group, changes in regulatory environment, unforseen fluctuations in interest rates and demand for loans, competition, changes in accounting policies and regulations, and other unexpected developments.


            Readers of the attached release are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. The foregoing list of factors affecting the Bank's financial performance should not be construed as exhaustive, and the Bank disclaims any obligation subsequently to revise any forward-looking statements to reflect events and circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

Annex 2 Banco Comercial Portugues, S.A. Consolidated Balance Sheet and Consolidated Statement of Income for the quarter ended March 31 2003 and 2002.


                                                                            2/11

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO COMERCIAL PORTUGUES, S.A.


                                        By:     Antonio Rodrigues
                                           -------------------------------------
                                                Antonio Rodrigues
                                                Member of the Board of Directors


                                        By:     Luis Gomes
                                           -------------------------------------
                                                Luis Gomes
                                                General Manager


Date: April 23, 2003


                                                                            3/11

                                                                         Annex 1

                      FOR IMMEDIATE RELEASE APRIL 22, 2003

                        BANCO COMERCIAL PORTUGUES ("BCP")
                 EARNINGS RELEASE FOR THE FIRST QUARTER OF 2003


|X|   Strengthened capitalisation:

            - total BIS capital ratio of 11.9%, with Tier One standing at 7.3%.

            - takes into account the conclusion of the Euro 931 million rights issue, the acquisition of 100% of the share capital of Seguros e Pensoes and the full consolidation of Bank Millennium;

|X|   Successful rights offering:

            - total relevant subscription and oversubscription requests exceeded by 153% the total amount on offer.

            - created thirty thousand new shareholders and an increased institutional participation in BCP's share capital;

|X| Net income for the first quarter of 2003 at Euro 95.6 million, 36.7% up from the last quarter of 2002. Main highlights:

            -     Net interest margin maintained at 2.5%;

            -     Banking commissions up by 2.0%, excluding markets;

            - Operating costs down by 6.9%. Staff and other administrative costs down by 5.1% and by 8.0%, respectively;

            - Rationalisation of total domestic banking staff, down by 112 employees since year-end 2002.

|X| Focused growth of loans to customers, up by 0.8% from the end of 2002. Special emphasis on mortgage loans (+4.6% from December 31, 2002). Consumer credit down by 4.3%. Corporate loans stable;

|X| Preservation of credit quality: loans overdue by more than 90 days accounted for 1.2% of total loans. Coverage by provisions at 166.6%;

|X| Total customers' funds up by 1.0% from the end of 2002. Time deposits up by 5.9% over the same period;

|X| BCP's ratings affirmed at A+/F1, A-/A-2 and A1/P-1 by Fitch, Standard & Poor's and Moody's, respectively. Fitch withdrew its negative rating watch outlook, while Moody's changed its outlook on BCP to "stable" from "negative", reflecting the positive impact of the rights offering.


                                                                            4/11

"The significant improvement in capital levels was the main feature of the Bank's activity in the first quarter of 2003. We successfully concluded a rights offering, widening the shareholder base and improving BCP's share liquidity. We consider the Bank's current capital to be adequate for our strategy, which as previously announced, is to focus on the careful management of shareholdings with an the emphasis on growing the profitability of our retail banking operations. Current solvency levels already reflect the recent re-acquisition of Seguros e Pensoes and the full consolidation of Bank Millennium, and we do not anticipate any transaction leading to a significant consumption of existing capital", commented Mr. Jorge Jardim Goncalves, Chairman and CEO of BCP. "We maintain total confidence in the Bank's capacity to generate capital through earnings and to create value through future disposals. Together with careful management of credit risks, we believe this will enable us to preserve and improve our capital position from current levels", he added.

The impact of the measures implemented aiming at strengthening own funds (namely a rights issue that increased BCP's share capital by Euro 931 million at the end of March 2003 and the Euro 700 million issue of mandatorily convertible securities that took place at the end of 2002), was partially compensated for by the effect of exchange rate depreciation, the full consolidation of Bank Millennium and the acquisition of Seguros e Pensoes. In spite of these effects, BCP still achieved a significant increase in its solvency indicators. The solvency ratio at March 31, 2003 amounted to 11.0% in accordance with the rules of the Bank of Portugal, while it stood at 11.9% according to BIS (Tier One ratio of 7.3%).

--------------------------------------------------------------------------------
REGULATORY CAPITAL (BIS)                 31 Mar.        31 Dec.        Change
   (Millions of euros)                    2003           2002         2002-2003
--------------------------------------------------------------------------------
Tier One Capital
    - "Core"                              2,665          2,072          28.6%
    - Preference Shares                   1,193          1,198          -0.4%
    - Total                               3,858          3,270          18.0%

Tier Two Capital
    - Debt                                3,043          2,880           5.7%
    - Deductions                           (569)          (776)        -26.7%
    - Total                               2,474          2,104          17.6%

Total Regulatory Capital                  6,332          5,374          17.8%

Risk Weighted Assets                     53,038         49,885           6.3%

Ratios
    - Tier One                            7.3%           6.6%
    - Tier Two                            4.6%           4.2%
    - Total                              11.9%          10.8%
--------------------------------------------------------------------------------


                                                                            5/11

The consolidated net income of Banco Comercial Portugues amounted to Euro 95.6 million in the first quarter of 2003, up 36.7% from the comparable figure for the last quarter of 2002. Return on equity stood at 17.9%, with return on assets standing at 0.6%.

--------------------------------------------------------------------------------
                                           1st             4th
      PROFITABILITY                       Quarter        Quarter        Change
        INDICATORS                         2003           2002(1)      2002-2003
--------------------------------------------------------------------------------
Net income                                 95.56           69.92         36.7%
   (Millions of euros)
ROE                                         17.9%           13.8%          --
ROA                                          0.6%            0.4%          --
ROA before minority interests                0.7%            0.6%          --
--------------------------------------------------------------------------------

(1)   Excluding an additional provision charge of Euro 200 million.

"Given the current economic framework, and the deterioration that we have seen over the last few months, the maintenance of our net interest margin is worth highlighting. In particular as this was achieved in spite of the decrease in key interest rates. The increase in banking commissions not related to capital markets activities and the growth of mortgage loans are also noteworthy, and reflect our emphasis on active management of commercial activity, aimed at increasing business and enhancing the profitability of our customer base, in a consistent and structured manner. This has been achieved together with our efforts to cut operating costs, the results of which are already visible in several areas of all the Group's companies and operating units", commented Mr. Jardim Goncalves regarding BCP's earnings performance during the first quarter of 2003.

The increase of the Bank's shareholding in Poland's Bank Millennium to 50.0% of its share capital at the end of 2002 led to the full consolidation of this institution from January 1, 2003. As this interest was previously consolidated using the equity method, we have produced pro forma financial statements for 2003. The change to Bank Millennium's consolidation method resulted in significant increases of total assets (+6.4%), loans to customers (+5.4%) and total customers' funds (+5.6%).

In addition, BCP no longer consolidates its shareholding in Banco Sabadell as from January 1, 2003. Also, following the realignment of BCP's strategic alliance with Eureko, the Group ceased to appropriate the net income of this company as from the second half of 2002, and acquired the whole share capital of Seguros e Pensoes, with this acquisition being reflected in the consolidated financial statements from March 31, 2003.

As a result of these changes, the following analysis is based on the financial statements for the fourth quarter of 2002, which are comparable to the "pro forma" figures now presented for the first quarter of 2003.

The increase of business volumes, notably of total customers' funds that were up by 1.0% from the end of 2002, have contributed to a net interest income of Euro
330.2 million in the first three months of 2003, almost at the same level as seen in last quarter of 2002 (Euro 331.2 million). Net interest income was also favourably influenced by the impact of pricing revisions that took place in 2002. These contributed to the maintenance of the net interest margin at 2.5%, thus compensating for the continuing decrease in key interest rates and credit securitisation.


                                                                            6/11

The Bank's very prudent provisioning policy, particularly important in the current economic context, led to increasing charges for provisions for loan losses, from Euro 66.4 million in the last three months of 2002 to Euro 70.5 million in the first quarter of 2003, helping to maintain a high level of provisioning coverage of past due loans.

Net commissions amounted to Euro 124.0 million in the first three months 2003, compared to Euro 128.1 million in the previous quarter. This aggregate increased by 2.0% if we exclude the items related to asset management and brokerage, which were particularly affected by the weak capital markets. Commissions not related to capital markets were boosted by increased fees from cards, credit operations, leasing and factoring.

Net trading gains increased to Euro 18.8 million in the first quarter of 2003 from Euro 16.9 million in the last three months of 2002, in spite of the poor performance of capital markets, reflected in the maintenance of low foreign exchange and securities trading results.

Other net operating income totalled Euro 68.9 million in the first quarter of 2003, benefiting from higher recoveries of overdue loans and income from sundry services to customers related to the domestic activity.

--------------------------------------------------------------------------------
                                                1st
                                    1st       Quarter       4th         Change
        OTHER INCOME              Quarter      2003        Quarter     2002-2003
     (Millions of euros)            2003    Pro forma(1)    2002       Pro forma
--------------------------------------------------------------------------------
Net Commissions                    135.7       124.0        128.1        -3.1%
Trading Gains                       28.6        18.8         16.9        11.3%
Other Net Operating Income(2)       74.6        68.9         75.1        -8.2%
--------------------------------------------------------------------------------

(1) Includes Bank Millennium by the equity consolidation method, as applied in 2002.

(2)   Excluding an additional provision charge of Euro 200 million.

Operating costs (staff costs, other administrative expenses and depreciation) benefited from ongoing rationalisation, notably from the impact of an operating efficiency programme that started being implemented in 2002. Consolidated operating costs decreased 6.9% to Euro 362.4 million in the first three months of 2003 from Euro 389.1 million in the last quarter of the previous year.

Staff costs amounted to Euro 193.5 million in the first three months of 2003, 5.1% down from Euro 203.8 million in the last quarter of 2002. This shows the benefit from the decreased headcount and from lower pension fund charges resulting thereof, notwithstanding the increase in salaries established by the new Labour Agreement agreed with trade unions.

Other administrative expenses decreased by 8.0% to Euro 125.0 million in the first quarter of 2003 from Euro 135.8 million in the last three months of 2002, reflecting the benefits arising from the application of the operating efficiency programme referred above.


                                                                            7/11

--------------------------------------------------------------------------------
                                                  1st
                                                 Quarter
                                       1st        2003        4th       Change
        OPERATING COSTS               Quarter     Pro        Quarter   2002-2003
      (Millions of euros)              2003      forma(1)     2002     Pro forma
--------------------------------------------------------------------------------
Staff Costs                            218.5      193.5       203.8       -5.1%
    Of which: domestic activity        166.2      166.2       175.6       -5.4%
Other Administrative Expenses          149.9      125.0       135.8       -8.0%
    Of which: domestic activity        103.1      103.1       114.0       -9.5%
Depreciation                            50.9       43.9        49.5      -11.3%
    Of which: domestic activity         32.7       32.7        37.7      -13.2%
Operating Costs                        419.3      362.4       389.1       -6.9%
    Of which: domestic activity        302.0      302.0       327.3       -7.7%
--------------------------------------------------------------------------------

(1) Includes Bank Millennium by the equity consolidation method, as applied in 2002.

Loans to customers totalled Euro 45,803 million at March 31, 2003, rising by 0.8% from Euro 45,451 million at the end of the last quarter of 2002. The Bank kept the efforts to limit its exposure to large risks, focusing in particular on mortgage loans, up by 4.6% from December 31, 2002. Consumer loans decreased by 4.3%, while corporate loans stabilised over the same period.

Total customers' funds amounted to Euro 47,970 million at March 31, 2003, a 1.0% increase from Euro 47,491 million the end of 2002, particularly outstanding in the current economic environment. This performance was mainly attributable to a 5.9% increase in time deposits.

--------------------------------------------------------------------------------
            ACTIVITY                           31 Mar.                  Change
           INDICATORS              31 Mar.      2003        31 Dec.    2002-2003
      (Millions of euros)           2003     Pro forma(1)    2002      Pro forma
--------------------------------------------------------------------------------
Total Assets                        66,239      62,232       61,852       0.6%
Loans to Customers                  48,285      45,803       45,451       0.8%
Total Customers' Funds
    - Deposits                      30,214      27,754       27,098       2.4%
    - Assets under Management        9,038       9,038        9,229      -2.1%
    - Capitalisation Insurance       6,539       6,539        6,451       1.4%
    - Securities                     4,879       4,639        4,713      -1.6%
    - Total                         50,670      47,970       47,491       1.0%
--------------------------------------------------------------------------------

(1) Includes Bank Millennium by the equity consolidation method, as applied in 2002.

(2)   Shareholders' Equity, Preference Shares and Subordinated Debt.


                                                                            8/11

Credit quality remained at the same levels as seen at the end of 2002, with loans overdue by more than 90 days accounting for 1.2% of total loans at both March 31, 2003 and December 31, 2002. Coverage by provisions of loans overdue by more than 90 days remained high, standing at 166.6% at March 31, 2003 (169.0% at December 31, 2002).

--------------------------------------------------------------------------------
                                                              31 Mar.
                                                    31 Mar.     2003     31 Dec.
         LOAN QUALITY INDICATORS                     2003   Pro forma(1)   2002
--------------------------------------------------------------------------------
Loans overdue by more than 90 days/Total loans        1.7%       1.2%       1.2%
Provisions/ Loans overdue by more than 90 days      141.8%     166.6%     169.0%
--------------------------------------------------------------------------------

(1) Includes Bank Millennium by the equity consolidation method, as applied in 2002.

- end of announcement -


                                                                            9/11

                                                                         Annex 2

            Consolidated Balance Sheet as at 31 March, 2003 and 2002

                                                      2003             2002
                                                   -----------      -----------
                                                       (Thousands of Euros)
Assets

Cash and deposits at central banks                     953,861        1,180,476
Loans and advances to credit institutions
   Repayable on demand                                 519,233          854,864
   Other loans and advances                          3,182,092        4,571,228
Loans and advances to customers                     48,285,176       43,432,703
Securities                                           4,494,074        4,378,962
Treasury stock                                              --           24,217
Investments                                          2,527,133        2,686,713
Intangible assets                                      185,752          137,650
Tangible assets                                      1,268,915        1,184,873
Other debtors                                        1,903,573        1,079,834
Prepayments and accrued income                       2,919,339        2,521,135
                                                   -----------      -----------
                                                    66,239,148       62,052,655
                                                   ===========      ===========

Liabilities

Amounts owed to credit institutions
   Repayable on demand                                 552,177          470,078
   With agreed maturity date                        12,221,564       11,892,625
Amounts owed to customers
   Repayable on demand                              12,854,341       11,624,789
   With agreed maturity date                        17,351,648       17,138,905
Debt securities                                     12,218,594       11,566,872
Other liabilities                                      692,443        1,068,631
Accruals and deferred income                         2,174,118        1,237,110
Provision for liabilities and charges                1,046,942          890,649
Subordinated debt                                    3,115,019        2,827,802
                                                   -----------      -----------
        Total Liabilities                           62,226,846       58,717,461
                                                   -----------      -----------

Shareholders' Equity

Share capital                                        3,257,401        2,326,715
Mandatorly convertible notes                           528,207               --
Share premium                                          674,691          715,117
Reserves and retained earnings                      (1,993,492)      (1,073,800)
                                                   -----------      -----------
        Total Shareholders' Equity                   2,466,807        1,968,032
                                                   -----------      -----------

Minority interests                                     352,471          141,035
Minority interests in preference shares              1,193,024        1,226,127
                                                   -----------      -----------
        Total Minority Interests                     1,545,495        1,367,162
                                                   -----------      -----------
                                                    66,239,148       62,052,655
                                                   ===========      ===========


                                                                           10/11

                        Consolidated Statement of Income
               for the three months ended 31 March, 2003 and 2002

                                                            2003          2002
                                                          --------      --------
                                                           (Thousands of Euros)

Interest income                                            795,502       753,787
Interest expense                                           431,490       421,076
                                                          --------      --------
          Net interest income                              364,012       332,711
Provision for loan losses                                   78,525        92,150
                                                          --------      --------

          Net interest income after
             provision for loan losses                     285,487       240,561
                                                          --------      --------

Other operating income

     Income from securities                                 11,713        41,102
     Net commissions                                       135,721       125,482
     Net income arising from trading activity               28,600        43,685
     Other income                                          110,381       137,882
                                                          --------      --------
                                                           286,415       348,151
                                                          --------      --------

Other operating expenses

     Staff costs                                           218,523       182,810
     Other administrative costs                            149,914       131,446
     Depreciation                                           50,899        41,015
     Other provisions                                       (5,957)          851
     Other expenses                                         35,750        16,100
                                                          --------      --------
                                                           449,129       372,222
                                                          --------      --------
          Income before income taxes                       122,773       216,490
Income taxes                                                 8,805        22,521
                                                          --------      --------
          Income after income taxes                        113,968       193,969
Minority interests                                          18,412        26,392
                                                          --------      --------
          Net income for the period                         95,556       167,577
                                                          ========      ========


                                                                           11/11